Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

September 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jan Woo, Esq.

Re:	Clickstream Corp.
Amendment No. 7 to Offering Statement on Form 1-A
Filed August 26 2021
File No. 024-11475

Ladies and Gentlemen:

This letter contains the Company’s responses to the staff’s oral comments provided to David Ficksman, our counsel. These comments related to the Company’s option to acquire shares of Winners, Inc. from Thomas Terwilliger. The staff pointed that the number of shares covered by the option (14,901,200) was on a pre-split basis and should have been 149,012,000 reflecting a forward split of 10 to 1. The Company agrees with this comment and will correct that number in the two places where it appeared. The staff also pointed out that the Offering Statement indicated that the option expired on August 31,2021. Please note that the Company and Mr. Terwilliger have executed an extension until September 30, 2021, and will likewise revise the disclosure. The Company respectfully requests that the staff accepts the Company’s request for qualification which will be separately filed based on the Company’s assurance that the changes will be made to the Offering Statement furnished to investors after the Company has fixed the offering price.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer

cc: David L. Ficksman